Exhibit 99

FOR IMMEDIATE RELEASE
November 4, 2004

IDACORP Announces Third Quarter Results

Records Impact of Idaho General Rate Case Settlements
IDACORP Raises Lower End of 2004 Earnings Guidance

BOISE - IDACORP, Inc. (NYSE:IDA) today reported net income of $26.1 million or 68 cents per share for the third quarter.

The Company reported year-to-date net income of $58.7 million, or $1.54 per share.  Last year's earnings were $1.22 per share for the third quarter and $1.12 for the first nine months of the year.  The third quarter 2003 results included the recognition of intra-period tax benefits, the sale of the book of wholesale electricity contracts at IDACORP Energy, and a contract settlement at IdaTech.

"The quarterly results reflect continued growth in Idaho Power's service area and the final resolution of the Idaho general rate case," said IDACORP President and Chief Executive Officer Jan B. Packwood.  "Our core utility business will continue to drive the Company's results over the next several years."

"Based on our results through September 2004, we are raising the bottom end of our earnings guidance range to $1.80 per share from $1.70.  The higher end of our guidance range remains at $2.00."

Third Quarter Analysis

IDACORP's 2004 third quarter results were driven by Idaho Power Company's (IPC) utility operations.  IPC, the principal subsidiary, benefited from the final settlement of the Idaho general rate case while IDACORP Energy was successful in the settlement of a legal dispute.

IDAHO POWER COMPANY

IPC contributed 63 cents per share during the third quarter, an increase of 23 cents per share from the results recorded in the same period in 2003.  The utility's year-to-date results of $1.34 per share reflect a 28-cents increase over the results earned in the first nine months of 2003.

General business revenues for the quarter decreased $1.6 million from 2003 due to weather-related influences.  Although the number of cooling degree-days were 23 percent above normal during 2004's third quarter, they were down 21 percent from the unusually hot third quarter of 2003.  However, that decrease in general business revenues was partially offset by higher rates determined through the Idaho general rate case and growth in the number of customers.  Residential and small business rates for usage above 300 kilowatt-hours in Idaho were 12.6 percent higher during July and August due to the introduction of summer rates and the number of new customers was up by more than 13,000 when compared with the period ended third quarter 2003.

Other revenues increased primarily due to the Sept. 28 Idaho Public Utilities Commission (IPUC) order approving a settlement regarding the calculation of IPC's taxes and an agreement with the Bonneville Power Administration (BPA) for the release of water from Brownlee Reservoir, which is included in the Power Cost Adjustment (PCA).

IPC's net power supply costs (fuel and purchased power expenses less off-system sales) decreased $14 million from the prior year mainly due to increased off-system sales.  IPC continued to face drought-related pressures, as actual streamflows into Brownlee reservoir during the critical April 1st through July 31st period were 3.2 million acre-feet, approximately 50 percent of normal.

PCA expense increased $29 million during the quarter principally due to a settlement agreement, which calls for IPC to provide a $19 million revenue credit to its Idaho customers commencing with the 2005-2006 PCA year.

Other operation and maintenance expenses increased by $9 million due to increases in operating expenses at the company's thermal plants and increased payroll expenses associated with an employee incentive program.

Other income increased approximately $2 million quarter-over-quarter, primarily as a result of improved income from increased coal sales at the joint venture at Bridger Coal.

IPC's dividends on preferred stock increased $2 million due to the premium on the redemption of its preferred stock.

NON-REGULATED BUSINESS UNITS

IDACORP Financial contributed 7 cents per share to the third quarter earnings and 26 cents per share year-to-date.  The year-to-date results include a 5 cents-per-share gain on the sale of its investment in the El Cortez project that was recognized in the second quarter of 2004. IDACORP Financial results are created by the generation of federal income tax credits and accelerated tax depreciation benefits related to its investments in affordable housing and historic rehabilitation developments.  IDACORP Financial tax credits were approximately $5 million and $15 million for the three- and nine-month periods ended September 30 in both 2004 and 2003.

Ida-West Energy earned 2 cents per share for the third quarter and 8 cents per share for the first nine months of 2004.  The year-to-date results include approximately 5 cents per share from the gain on the extinguishment of debt recorded in the second quarter.

IDACORP Energy contributed 4 cents per share for the quarter and 6 cents per share year-to-date, primarily as a result of settling outstanding litigation.

IDACOMM reported a loss of 1 cent per share for the quarter and a 2-cents-per-share loss through the first nine months of 2004.

IdaTech recorded per-share losses of 4 cents and 11 cents for the third quarter and year-to-date, respectively.

A 3-cents-per-share loss has been registered at the holding company in the third quarter, contributing to a 7-cents-per-share year-to-date loss.

Income Taxes

A regulatory tax liability of $16.5 million recorded in 2002 was reversed as part of the Idaho general rate case settlement, creating a tax benefit for IPC in the third quarter.

Conference Call

The company will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast.  Details of the conference call logistics are posted on the company's website (http://www.idacorpinc.com).  A replay of the conference call will be available on the company's website for a period of 12 months.

Background Information

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, an investment company with its primary activities in affordable housing projects; IdaTech, a developer and manufacturer of fuel cell systems, products and solutions; IDACOMM, a provider of telecommunication services and owner of Velocitus, a commercial and residential Internet service provider; Ida-West Energy, an operator of independent power projects; and IDACORP Energy, a marketer of electricity and natural gas that wound down its operations during 2003.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are "forward-looking statements" within the meaning of federal securities laws.  Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.   Important factors that could cause actual results to differ materially from the forward-looking statements include: changes in governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission, the Idaho Public Utilities Commission and the Oregon Public Utility Commission, with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, relicensing of hydroelectric projects, recovery of purchased power, recovery of other capital investments, present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs) and other refund proceedings; litigation and regulatory proceedings resulting from the energy situation in the western United States; economic, geographic and political factors and risks; changes in and compliance with environmental, endangered species and safety laws and policies; weather variations affecting hydroelectric generating conditions and customer energy usage; construction of power generating facilities including inability to obtain required governmental permits and approvals, and risks related to contracting, construction and start-up; operation of power generating facilities including breakdown or failure of equipment, performance below expected levels, competition, fuel supply and transmission; system conditions and operating costs; population growth rates and demographic patterns; pricing and transportation of commodities; market demand and prices for energy, including structural market changes; changes in capacity, fuel availability and prices; changes in tax rates or policies, interest rates or rates of inflation; performance of the stock market and the changing interest rate environment, which affect the amount of required contributions to pension plans, as well as the reported costs of providing pension and other postretirement benefits; adoption of or changes in critical accounting policies or estimates; exposure to operational, market and credit risk; changes in operating expenses and capital expenditures; capital market conditions; rating actions by Moody's, Standard & Poor's, and Fitch; competition for new energy development opportunities; results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general economic conditions; homeland security, natural disasters, acts of war or terrorism; fluctuations in sources and uses of cash; impacts from the potential formation of a regional transmission organization; increasing health care costs and the resulting effect on health insurance premiums paid for employees; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; technological developments that could affect the operations and prospects of IDACORP's subsidiaries or their competitors; over appropriation of surface and groundwater in the Snake River Basin resulting in reduced generation at hydroelectric facilities; legal and administrative proceedings, whether civil or criminal, and settlements that influence business and profitability; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements.  Any such forward-looking statements should be considered in light of such factors and others noted in the companies' Form 10-K for the year 2003, the Quarterly Reports on Forms 10-Q for the quarters ended March 31 and June 30, 2004 and other reports on file with the Securities and Exchange Commission.

IDACORP, Inc.
Consolidated Statements of Income
For Periods Ended September 30, 2004 and 2003
Summary Financial Information
(Unaudited)
(Thousands of Dollars, except per share data)

	Three Months Ended		Year-To-Date
	9/30/04	9/30/03	9/30/04	9/30/03
Operating Revenues:
Electric utility:
General business	$186,687	$188,247	$491,149	$529,922
Off-system sales	34,969	16,442	99,899	54,889
Other revenues	19,532	10,172	40,653	31,100
Total electric utility revenue	241,188	214,861	631,701	615,911
Energy marketing	(152)	17,193	(76)	19,733
Other	5,641	7,174	15,113	15,788
Total Operating Revenues	246,677	239,228	646,738	651,432

Operating Expenses:
Electric Utility:
Purchased power	79,607	77,280	162,877	122,904
Fuel expense	28,291	25,606	77,364	75,052
Power cost adjustment	19,620	(9,787)	30,438	67,443
Other operations & maintenance	63,243	54,276	180,515	164,398
Depreciation	25,229	24,439	75,459	72,853
Taxes other than income taxes	4,593	5,164	15,536	15,572
Impairment of assets	-	-	9,756	-
Total electric utility expenses	220,583	176,978	551,945	518,222

Energy marketing:
Cost of revenues	(2)	(1,733)	(81)	1,972
Selling, general & administrative	558	8,070	1,620	21,254
Net (gain) loss on legal disputes	(3,150)	-	(4,798)	10,938
Other	9,755	7,939	27,518	25,637
Total Operating Expenses	227,744	191,254	576,204	578,023

Operating Income (Loss):
Electric utility	20,605	37,883	79,756	97,689
Energy marketing	2,442	10,856	3,183	(14,431)
Other	(4,114)	(756)	(12,405)	(9,849)
Total Operating Income	18,933	47,974	70,534	73,409

Other Income
	8,102	5,862	31,948	17,462

Other Expenses
	4,075	3,731	15,253	11,330

Interest Expense and Preferred Dividends:
Interest on long-term debt	14,061	14,571	40,628	44,213
Other interest	602	407	2,641	2,418
Preferred dividends of Idaho Power Co	3,116	847	4,823	2,581
Total Interest Expense and Preferred
Dividends	17,779	15,825	48,092	49,212

Income (Loss) Before Income Taxes	5,181	34,280	39,137	30,329
Income Tax (Benefit) Expense	(20,886)	(12,495)	(19,580)	(12,495)
Net Income (Loss)	$26,067	$46,775	$58,717	$42,824

Average Common Shares
Outstanding (000's)	38,191	38,242	38,193	38,227
Earnings (Loss) per Share
(Basic and Diluted)	$0.68	$1.22	$1.54	$1.12
Dividends Paid per Share	$0.30	$0.46	$0.90	$1.39

IDACORP, Inc.
Consolidated Statements of Cash Flows
For Nine Months Ended September 30, 2004 and 2003
(Unaudited)
Summary Financial Information
(Thousands of Dollars)

	Nine Months Ended
	9/30/04	9/30/03
Operating Activities
Net Income (loss)	$58,717	$42,824
Adjustments to reconcile net income to net cash provided by
operating activities:
Net non-cash loss on legal disputes	-	10,938
Allowance for uncollectible accounts	262	(254)
Impairment of assets	9,756	-
Unrealized losses from energy marketing activities	-	42,517
Depreciation and amortization	93,335	97,802
Deferred taxes and investment tax credits	(25,918)	(71,466)
Accrued power cost adjusment costs	29,100	65,446
Gain on sale of assets	(4,557)	-
Gain on extinguishment of debt	(7,188)	-
Change in:
Receivables and prepayments	(1,613)	71,248
Accounts payable and other accrued liabilities	(6,800)	(71,355)
Taxes receivable/accrued	2,148	49,453
Other	8,170	20,030
Net cash provided by operating activities	155,412	257,183

Investing Activities	(140,978)	(101,346)

Financing Activities
Issuance of long-term debt	105,000	205,492
Retirement of long-term debt	(73,419)	(171,769)
Retirement of preferred stock of IPC	(52,220)	(909)
Dividends on common stock	(34,224)	(53,260)
Decrease in short-term borrowings	(12,385)	(151,175)
Other	(1,396)	(758)
Net cash used in financing activities	(68,644)	(172,379)

Net decrease in cash and cash equivalents	(52,210)	(16,542)

Cash and cash equivalents - beginning of period	75,159	42,736

Cash and cash equivalents - end of period	$20,949	$26,194

IDACORP, Inc.
Consolidated Balance Sheets
As of September 30, 2004 and December 31, 2003
(Unaudited)
Summary Financial Information
(Thousands of Dollars)

	9/30/04	12/31/03

Assets
Cash and cash equivalents	$20,949	$75,159
Receivables, net of allowance	59,651	58,598
Employee notes	3,590	3,347
Energy marketing assets	9,117	4,176
Other current assets	97,403	92,496
Total current assets	190,710	233,776

Investments	191,229	204,474
Property, plant and equipment-net	2,177,564	2,088,319

Energy marketing assets - long-term	17,123	14,358
Regulatory assets	416,911	427,760
Employee notes - long-term	4,157	4,775
Other assets	128,225	128,264
Total other assets	566,416	575,157

Total Assets	$3,125,919	$3,101,726

Liabilities And Shareholders' Equity
Current maturities of long-term debt	$77,510	$67,923
Notes payable	82,135	93,650
Accounts payable	56,121	60,916
Energy marketing liabilities	9,278	4,317
Other current liabilities	85,719	80,517
Total current liabilities	310,763	307,323

Deferred income taxes	532,283	554,715
Energy marketing liabilities - long-term	17,124	14,393
Regulatory liabilities	279,894	258,524
Other liabilities	113,226	104,290
Total other liabilities	942,527	931,922

Long-term debt	985,487	945,834
Preferred stock of Idaho Power Company	-	52,366
Shareholders' equity	887,142	864,281

Total Liabilities & Shareholders' Equity	$3,125,919	$3,101,726

Idaho Power Company Supplemental Operating Statistics

	Three Months Ended		Year-To-Date
	9/30/04	9/30/03	9/30/04	9/30/03
Energy Use - MWh

Residential	1,066,321	1,113,449	3,324,805	3,249,729
Commercial	931,938	968,315	2,654,947	2,631,967
Industrial	860,066	848,506	2,475,548	2,376,659
Irrigation	917,194	1,043,467	1,681,954	1,720,173
Total General Business	3,775,519	3,973,737	10,137,254	9,978,528
Off-System Sales	790,570	410,839	2,439,326	1,392,614
Total	4,566,089	4,384,576	12,576,580	11,371,142

Revenue ($000's)

Residential	$67,869	$63,903	$199,878	$208,142
Commercial	45,293	43,099	124,128	133,958
Industrial	29,212	28,841	84,275	100,761
Irrigation	44,313	52,404	82,868	87,061
Total General Business	186,687	188,247	491,149	529,922
Off-System Sales	34,969	16,442	99,899	54,889
Total	$221,656	$204,689	591,048	584,811

Customers - Period End

Residential	362,929	351,599
Commercial	55,967	54,479
Industrial	126	114
Irrigation	17,354	16,997
Total	436,376	423,189